UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02013047

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

NO ACT
P.E 1-15-02
8-37329

Act Securities Exchange Act of 1934
Section 11A
Rule 11Ac1-1 ; 11Ac1-4
Public Availability 2/8/02

February 1, 2002

William O'Brien
Senior Vice President & General Counsel
Brut, LLC
55 Broadway
New York, New York, 10006

Re: BRUT System

Dear Mr. O'Brien:

In your letter, dated January 15, 2002, you request that the Division of Market Regulation extend the current no-action position regarding The BRUT ECN, LLC's ("BRUT System" or "System") activities in Nasdaq securities to include exchange-listed securities. Specifically, you request that the Division of Market Regulation confirm that BRUT System operated by BRUT, LLC ("BRUT") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule[1] ("ECN Amendment") and the Limit Order Display Rule[2] (cumulatively, "Order Execution Rules") for exchange-listed securities. You also request that the Division confirm that the BRUT System will be in compliance with the requirements under the ECN Display Alternative[3] set forth in the ECN Amendment with respect to exchange-listed securities for which a linkage between the BRUT System and the Nasdaq system is operational. In addition, you request that the Division not recommend that the Commission take enforcement action under the ECN Amendment or the Limit Order Display Rule against OTC market makers or exchange specialists who are participants in the System, if those participants enter orders into the System without modifying their public quotations in compliance with the Order Execution Rules.

In connection with this request, you have represented that the BRUT System complies with the ECN Display Alternative. In this regard, BRUT is currently in the process of

1 Rule 11Ac1-1 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-1. See Securities Exchange Act Release No. 37619A (September 6, 1996), 61 FR 48290.

2 Rule 11Ac1-4 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-4. See Securities Exchange Act Release No. 37619A (September 6, 1996), 61 FR 48290. The definition of ECN contained in the Limit Order Display Rule incorporates by reference the definition of ECN in the ECN Amendment.

3 See discussion, infra.

establishing with Nasdaq an operative linkage with the Computer Assisted Execution System (the "CAES linkage"), which will provide access to all displayed best-priced System orders in exchange-listed securities. CAES serves as the NASD's interface with the Intermarket Trading System ("ITS"). In conjunction with the CAES linkage, BRUT will register as an ITS/CAES market maker and as a CQS market maker, and its best-priced orders will be publicly disseminated.

You also represent that BRUT will allow broker-dealers the ability to effect transactions with orders in the BRUT System via the CAES linkage or through a telephone desk staffed by employees who meet applicable NASD qualification standards. You represent that BRUT will not charge fees to non-subscriber broker-dealers for access to the System through the CAES/ITS linkage.

On the basis of the representations contained in your both your January 15, 2002 letter and your January 22, 1998 letter, the Division confirms that the System is an ECN for exchange-listed securities as defined in the Order Execution Rules. The Division also preliminarily believes that the BRUT System will be in compliance with the requirements under the ECN Display Alternative set forth in the ECN Amendment with respect to exchange-listed securities for which a linkage between the BRUT System and ITS/CAES is operational.[4] Accordingly, the Division will not recommend that the Commission take enforcement action under the ECN Amendment or the Limit Order Display Rule against OTC market makers or exchange specialists who are participants in the BRUT System, if those participants enter orders into the BRUT System without modifying their public quotations in compliance with the Order Execution Rules.

The Division conditions its position on compliance by the System with the non-discrimination provisions of the Addendum to the Nasdaq Workstation II Subscriber Agreement (i.e., Section 2, Response Time). The Division notes that compliance with the ECN Amendment depends in many respects on the practical effect of the operational conditions established by the BRUT System and the manner of the operation of the linkage between the BRUT System and Nasdaq. Therefore, the Division is limiting its assurances regarding compliance with the ECN Amendment and the ECN Display Alternative and the Division's no-action relief to the period ending March 31, 2002.

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4 This determination specifically does not apply to securities for, or during hours in, which a linkage between the BRUT System and CAES/ITS is not operational.

The Division further conditions its position upon your representation in your letter that the BRUT System has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may, in the process of its continuing review of ECNs, request records from the BRUT System regarding such reviews and tests. In addition, the Division may request additional representations from the BRUT System regarding the operation of the BRUT System.

The Division further conditions its position upon your representation that the trading information entered into the BRUT System will be kept confidential by those employees of BRUT having access to it, and that the operation of the System will be kept separate from the other business of BRUT. The Division, in the process of its continuing review of ECNs, may request records concerning procedures addressing these issues. Further, the Division will consider extending or modifying its temporary no-action position prior to March 31, 2002, based on its continuing experience with the operation of the ECN Display Alternative.

The Division further conditions its position upon BRUT's compliance with all terms and conditions, as applicable, of the Commission's November 13, 1998 letter to BRUT regarding Nasdaq securities.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is also based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert Colby

Robert Colby
Deputy Director

BRUT™

January 15, 2002

Annette Nazareth
Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 16 2002

DIVISION OF MARKET REGULATION

Re: Brut, LLC

Dear Ms. Nazareth:

On behalf of Brut, LLC ("Brut"), which is registered with the Securities and Exchange Commission (the "Commission") as a broker-dealer, and an Alternative Trading System ("ATS") under Regulation ATS, we respectfully request that the Division of Market Regulation (the "Division") advise Brut that:

1. The Brut ECN System (the "System") is an electronic communications network (an "ECN"), as defined in paragraph (a)(8) of Rule 11Ac1-1 ("Quote Rule") and paragraph (a)(7) of Rule 11Ac1-4 ("Limit Order Display Rule") under the Securities Exchange Act of 1934 ("Exchange Act");

2. The System complies with the "ECN Display Alternative" as described in paragraph (c)(5)(ii) of the Quote Rule with respect to exchange-listed securities for which a linkage between the System and the NASD's Computer Assisted Execution System ("CAES") is operational; and

3. The Division would not recommend that the Commission take enforcement action under the Quote Rule against any OTC market maker or exchange specialist who is a participant in the System and would not recommend that the Commission take enforcement action under the Limit Order Display Rule against any OTC market maker or exchange specialist, as those terms are defined or used in paragraphs (a)(9) and (b)(1) of the Limit Order Display Rule, if such market maker or specialist transmits orders to the System in reliance on the assumption that the System is in compliance with paragraph (c)(5)(ii) of the Quote Rule and paragraph (c)(5) of the Limit Order Display Rule with respect to such orders and if such market maker omits to take any other action that otherwise would be required if the System were not in compliance with such provisions.

BRUT ELECTRONIC INVESTMENT SERVICES℠ 55 BROADWAY, NEW YORK, NEW YORK 10006
Tel 212 952 0280 Fax 212 651 0898 www.ebrut.com

<u>Description of the System</u>

The System will provide participants with automatic execution, clearance and settlement of trades in exchange-listed securities.[1] A wholly-owned subsidiary of Automated Securities Clearance Ltd. (the "Subsidiary") licenses the System software to Brut, which operates the System. In connection with its operation of the system, Brut is registered as a broker-dealer, is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and is registered as an ATS.

Broker-dealers registered with the Commission are permitted to become System participants. Brut provides the participant's institutional customers and other institutional investors with direct access to the System (i.e., the ability to enter and route orders directly to the System from a computer terminal located on the institution's premises).

Broker-dealer participants who subscribe to Automated Securities Clearance Ltd.'s Brokerage Realtime Application Software System ("BRASS") and/or Universal Market Access software ("UMA") are able to access the System through said systems. Participants who subscribe to BRASS also are able to use BRASS to route orders to Brut through the BRASS Network (BNET), just as BRASS subscribers may route orders to other broker-dealers through BNET, but there is no automatic default for unexecuted orders between Brut and any other system or service.

A broker-dealer participant need not subscribe to BRASS or UMA in order to be able to access the System. If a participant does not subscribe to BRASS or UMA, Brut makes available an application program interface (API) that permits such participants to read and view the System utilizing their existing hardware and systems. In lieu of, or in addition to, the API, Brut provides participants with a direct feed through which they can view the System on their own display devices, and enter and execute orders on the System.

Brut makes the Brut Workstation software (the "Brut Workstation") available for institutional participants to access the System. Brut makes available an application program interface (API) that permits such participants to read and view the System utilizing their existing hardware and systems. In lieu of, or in addition to, the API, Brut provides participants with a direct feed through which they can view the System on their own display devices, and enter and execute orders on the System.

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[1] The Commission has previously granted no-action relief for the System with respect to Nasdaq National Market and Nasdaq SmallCap stocks. <u>See</u> April 21, 1998 Letter regarding the Brass Utility System by Richard R. Lindsey, as updated by various letters. Accordingly, this letter only seeks a no-action position with respect to exchange-listed securities and the System.

Participants access the System by using a password and user identification codes. As described below, only participants and authorized personnel at Brut and Subsidiary will have access to the System. The identity of participants and their trading records are kept confidential.

The System will permit participants to display priced orders in exchange-listed stocks on an anonymous basis. Orders will be transmitted and displayed to all System participants. No participant will be able to limit the ability of other participants to view the orders that they transmit. Participants' orders that match as to price will be executed automatically through the System. If the size of an order does not match, then the System will execute a partial fill.

Brut is in the process of establishing a linkage with the Computer Assisted Execution System ("CAES"), which will provide for the dissemination of, and access to, all best-priced System orders in exchange-listed securities to broker dealers for execution. CAES is an automated system operated by The Nasdaq Stock Market, Inc. ("Nasdaq") that allows NASD members to direct agency orders and principal orders (provided they are a CQS market maker in the stock) in exchange-listed securities to CAES for automatic execution against CAES market makers. The Intermarket Trading System (the "ITS") is a software/hardware system operated by Securities Industry Automation Corporation ("SIAC") that interconnects competing exchange markets for the purpose of choosing the best market. ITS/CAES is the NASD's link to ITS that enables ITS/CAES market makers in listed securities to direct agency and principal orders to/and receive orders from the floors of participating ITS exchanges. Only CQS market makers registered as ITS/CAES market makers with the NASD are eligible to participate in the ITS/CAES link. In conjunction with the CAES linkage, Brut will register as an ITS/CAES Market Maker and will register as a CQS Market Maker.

Brut will operate a telephone help desk staffed by appropriately registered personnel during normal trading hours. During that time, participants will be able to call and place orders for display on the System, as well as to take out orders displayed on the System. The help desk also will respond to any questions or problems that participants have with the System. Help desk personnel will be subject to a strict policy prohibiting the disclosure of such information to anyone outside of Brut (with the exception of Subsidiary's technicians), or to unauthorized personnel within Brut. In the event of a technical problem within the System, information concerning trades may be disclosed to technicians employed by Subsidiary, but only to the extent, if any, necessary to permit such technicians to correct the problem.

Matched orders will be cleared and settled in either one of two ways, as elected by the participant. First, a participant may instruct Brut to clear and settle a trade. As such, Brut will act as introducing broker for both sides of each trade. Brut will report the trade data to its clearing broker, which will clear and settle the transaction on a fully-disclosed basis in accordance with established securities industry practice. Alternatively, the participants may make their own clearing arrangements. Upon becoming a participant, a broker-dealer participant will be permitted to identify broker-dealer participants that it wishes to clear with directly. When two broker-dealer participants execute a trade together and each participant has included the other on its "list," the System will automatically notify the two parties of the trade detail and their respective identities. The parties then will be able to proceed with clearing the trade through their own clearing arrangements.

Participants will be permitted to elect to supplement their displayed orders by also entering non-displayed quantities at the same prices into the System. These quantities, referred to as "reserves," will not be displayed to System participants. The reserves will be sequenced in priority of execution behind all other displayed orders at the same price. If a participant so desires, it may automatically replenish its displayed order. Once the displayed portion of an order has been executed, the participant's order will be automatically replenished by the same amount as the original displayed order (or such lesser amount if the amount of the reserve is less than the amount of the original order) and the amount of the participant's reserve reduced by a like amount. To include a reserve amount, a participant must be willing to display at least 100 shares.

Brut is organized as a limited liability company. The business and affairs of Brut are under the direction of the governing body of Brut, Inc., a minority owner and the manager of Brut (the "Manager"). Day-to-day management of Brut rests with officers appointed by the governing body of the Manager. Such persons are not employed by Automated Securities Clearance Ltd. or their affiliates or subsidiaries. The governing body of the Managers' access to information about a participant's trading activity is limited to a need-to-know basis, and they, together with Brut's officers and employees, are prohibited from using any confidential information that they might learn with respect to such participants, or from disclosing confidential information to others except on a need-to-know basis.

Discussion

1. The System is an ECN within the meaning of the Quote Rule

Exchange Act Rule 11Ac1-1(a)(8) defines an ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part."

The System will electronically allow participants, including OTC market makers and exchange specialists, to enter orders in exchange-listed securities for dissemination to other participants, who can then effect executions, in whole or in part, against those orders. Accordingly, the System will satisfy the definition of an ECN.

2. Compliance with the ECN Display Alternative

Paragraph (c)(5)(ii) of the Quote Rule provides that an exchange market maker or OTC market maker that has entered a priced order for a covered security into an ECN that widely disseminates such order shall be deemed to be in compliance with paragraph (c)(5)(i)(A) of the rule if the ECN meets two criteria.[2] First, it must provide to a self-regulatory organization for inclusion in the public quotation system, the best prices, and the sizes associated with such prices, for a security that exchange market makers and OTC market makers have entered into the ECN for that security. Second, it must provide non-subscriber brokers and dealers with access to prices entered in the ECN that is functionally equivalent to the access that would have been available if the prices had been published in the exchange market maker's or OTC market maker's own quotation.

The System will satisfy both requirements. Specifically, Brut will: (i) transmit to Nasdaq for display to Nasdaq Workstation II, CAES, and Consolidated Quotation System ("CQS") subscribers the best priced orders of all orders entered by market makers or exchange specialists for the exchange-listed securities in which they make markets or act as specialist; and (ii) provide to any broker or dealer access to such orders displayed to such participants that is functionally equivalent to the access that would have been available had the market makers or exchange specialists reflected their superior orders in their quotes.

As discussed above, Brut will establish the necessary link to CAES/ITS in order to satisfy the dissemination and equivalent access requirements of the ECN Display Alternative in conformance with NASD Rule 4623 and the Electronic Communications Networks (ECN) Addendum to Nasdaq Workstation II Subscriber Agreement. Registration as a ITS/CAES Market Maker and as a CQS Market Maker, in conjunction with the linkage to CAES, will enable Brut to widely disseminate orders entered into the System. Brut will provide to CAES/ITS the best prices and sizes that participants enter into the System with respect to exchange-listed stocks in the public quotation data made available by CQS. Similarly, the CAES and ITS linkage will assure that non-subscriber broker-dealers will have access to orders entered into Brut in a manner that is functionally equivalent to the access that would have been available had the market maker or exchange specialist reflected their superior order in their quote: the linkage enables all ITS/CAES Market Makers to interact with orders from the floors of participating ITS exchanges.

3. <u>Access</u>

The System response time for non-participants' orders will be no greater than the System response time for responding to participants' orders and normally will occur within a few seconds of receipt. Consistent with CAES requirements, Brut will not charge fees to non-subscribers for access to its System through the CAES/ITS linkage.

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[2] Paragraph (c)(5) of the Limit Order Display Rule provides an exception from that rule for any customer limit order that is delivered immediately upon receipt to an ECN that complies with the requirements of paragraph (c)(5)(ii) of the Quote Rule with respect to that order. 17 CFR 240.11Ac1-4(c)(5).

4. The System will honor its quotes

The System will honor its quotes unless the System has a substantial basis for believing that the counterparty to the transaction will not be able to honor the trade. In Brut's opinion, a substantial basis for believing that a counterparty will not be able to honor a trade will exist if:

- the counterparty fails to settle a trade by settlement date (T+3);
- the counterparty's clearing firm has indicated it is no longer willing to clear for the counterparty;
- the NASD's Automatic Confirmation Transaction Service ("ACT") has publicized that the counterparty has exceeded its SuperCap and its clearing firm is not willing to honor its trade; or
- the counterparty refuses to disclose its financial condition on a timely basis to Brut upon Brut's reasonable request (or, in the case of a counterparty that is not self-clearing, its clearing firm refuses to disclose its financial condition on a timely basis upon Brut's reasonable request).

5. Capacity

Brut further represents that the System has sufficient capacity to handle the volume of data projected to be entered into the System. Moreover, Brut will conduct periodic system capacity reviews and tests to: (i) to ensure future capacity; (ii) identify potential weaknesses; and (iii) reduce the risks of system failures and threats to system integrity.

Conclusion

On the basis of the foregoing, we respectfully request that the Division advise Brut that:

1. The System is an electronic communications network for exchange-listed securities as defined in the Quote Rule and the Limit Order Display Rule;

2. The System complies with the ECN Display Alternative with respect to exchange-listed stocks for which a linkage between the System, CAES/ITS and CQS is operational; and

3. The Division will not recommend that the Commission take enforcement action under the Quote Rule or under the Limit Order Display Rule against any OTC market maker or exchange specialist, if such market maker or specialist transmits orders in exchange-listed securities to the System in reliance on the assumption that the System is in compliance with paragraph (c)(5)(ii) of the Quote Rule and paragraph (c)(5) of the Limit Order Display Rule with respect to such orders and if such market maker or exchange specialist omits to take any other

action that otherwise would be required if the System were not in compliance with such provisions.

If you have any questions or seek any additional information regarding this matter, please contact the undersigned at (917) 637-2560.

Sincerely,



William O'Brien
Senior Vice President & General Counsel
Brut, LLC

cc: John Polise, Senior Special Counsel, Division of Market Regulation